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                                                               Page 1 of 4 pages

                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549

                        SCHEDULE 13G
          Under the Securities Exchange Act of 1934
                     (Amendment No. 17)*


NAME OF ISSUER                Stone & Webster, Incorporated

TITLE OF CLASS OF SECURITIES  Common Stock

CUSIP                         86157210


Check the following box if a fee is being paid with this statement.
( )

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.





The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 4 pages

1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     Committee under the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries (no change)

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2.   Check the appropriate box if a member of a group*

                                        (a) (  )
                                        (b) (  )

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3.   SEC use only

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4.   Citizenship or place of organization

     New York  (no change)

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                         5.    Sole Voting Power
       Number of              NONE (no change)
        shares           ---------------------------
       beneficially      6.   Shared Voting Power
        owned by                 1,738,322
        each             ---------------------------
      reporting          7.   Sole Dispositive Power
       person                  NONE (no change)
        with             ---------------------------
                         8.   Shared Dispositve Power
                                 1,738,322

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9.   Aggregate amount beneficially owned by each reporting person

     1,738,322 (See Note A of attached Schedule 13G)

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10.  Check box if the aggregate amount in row (9) includes certain shares*

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11.  Percent of class represented by amount in row 9

     Approximately 12.5%

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12.  Type of Reporting person*

     OO  (no change)

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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549

                        SCHEDULE 13G
          Under the Securities Exchange Act of 1934
                     (Amendment No. 17)


Item 4.        Ownership

              If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)  Amount Beneficially Owned:

               1,738,322 shares as of December 3l, 1995 (see Note A)

         (b)  Percent of Class:

              Approximately 12.5%

         (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote    0
         (ii)  shared power to vote or to direct the vote  1,738,322
        (iii)  sole power to dispose or to direct the
              disposition of                              0
         (iv)  shared power to dispose or to direct the
              disposition of                              1,738,322

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                                                               Page 4 of 4 pages

Note A.

     The filing of this statement shall not be construed as an admission that the undersigned is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Committee under the
                                   Employee Investment Plan of
                                   Stone & Webster, Incorporated
                                   and Participating Subsidiaries

                                   By


                                           PETER F. DURNING
                                          Peter F. Durning
                                           Secretary
February 8, 1996